Confidential Treatment Requested by Garrett Transportation Systems Inc.

Garrett Transportation Systems Inc.

La Pièce 16

Rolle, Switzerland 1180

June 8, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Griffith and J. Nolan McWilliams

Division of Corporation Finance

Office of Transportation and Leisure

Re:	Garrett Transportation Systems Inc.
Draft Registration Statement on Form 10
CIK No. 0001735707

Dear Ms. Griffith and Mr. McWilliams:

On behalf of Garrett Transportation Systems Inc., a Delaware corporation (the “Company”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on May 1, 2018.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated May 24, 2018 (the “Comment Letter”) and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto, and we have also provided you with hard copies of Amendment No.1, marked to show changes from the initial confidential submission of the Registration Statement on May 1, 2018. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Securities and Exchange Commission

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June 8, 2018

The Company respectfully submits the following as its responses to the Staff:

Exhibit 99.1

The Spin-Off, page 1

1.    You disclose that the reason the company is undertaking the separation is to permit “a more focused business” that will be better able to invest in growth opportunities and execute its strategic plans. Please briefly describe major differences in strategy, operating priorities and business focus between Honeywell and Garrett.

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 1 and 39 in response to the Staff’s comment.

Our Company, page 2

2.    Please clarify whether the distribution network of 160 distributors covering 180 countries will continue to be contractually obligated to the company, as opposed to Honeywell, following the separation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that SpinCo expects that such distribution network will generally continue to be contractually obligated to SpinCo following the separation and has revised the Information Statement on pages 2 and 62 in response to the Staff’s comment.

Our Industry, page 3

3.    Please revise the disclosure throughout this section regarding CAGR for various aspects of your business to include balancing language stating that there is no guarantee that you will achieve comparable CAGR metrics in the future.

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 4 and 63 in response to the Staff’s comment.

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Attractive Financial Profile, page 8

4.    Please balance your disclosure regarding the topline forecast to note that the expected growth is subject to the obligations of the Indemnification and Reimbursement Agreement and other currently unquantifiable risks to the business.

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 8 and 68 in response to the Staff’s comment.

Questions and Answers about the Spin-Off

Will SpinCo incur any debt prior to or at the time of the Distribution?, page 12

5.    When the information is available, please revise this Question and Answer to quantify the amount of the indebtedness that you expect to incur.

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 13 in response to the Staff’s comment.

Risk Factors

We are subject to risks related to the Indemnification and Reimbursement Agreement, page 20

6.    Please expand this risk factor to include information regarding the covered amount of asbestos liability payments made in the past, to permit investors to understand the potential future liability.

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 21 in response to the Staff’s comment.

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Our products and services depend in part on intellectual property and technology licensed from third parties, page 24

7.    We note your disclosure that much of your business and many of your products rely on key technologies developed or licensed from third parties. Please disclose your accounting policy for your technologies licensed from third parties.

In response to the Staff’s comment, we have revised the disclosure on page 26 of the Information Statement. We respectfully advise the Staff that we have not included further accounting policy disclosure because the Company’s emerging products, such as software, to which this risk factor pertains, are largely still in the development process. As such, technologies licensed from third parties do not materially impact the presentation of our combined financial statements.

Your percentage ownership in SpinCo may be diluted in the future, page 32

8.    Please revise this risk factor to include information concerning plans, if any, to issue equity awards to directors, officers and other employees, as well as any acquisitions or capital market transactions you are presently considering.

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 34 and 35 in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that, with respect to capital market transactions, SpinCo intends to issue debt securities in connection with the Spin-Off that will not be convertible into equity securities of SpinCo and therefore will not have a dilutive effect on SpinCo common stockholders’ percentage ownership in SpinCo.

The Spin-Off

Reasons for the Spin-Off, page 37

9.    Please disclose which party will bear the costs of the spin-off.

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 40 in response to the Staff’s comment.

10.    We note your disclosure that the board considered alternatives to the spin-off. Please disclose what alternatives the board considered, and the reasons that the alternatives were not pursued.

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 39 in response to the Staff’s comment.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

11.    We note from your disclosure on page 1 that prior to the completion of the spin-off, you will enter into a Separation and Distribution Agreement and several other agreements relative to the spin-off. Once the terms of these agreements have been determined, please revise your disclosure in your MD&A section to discuss any significant amounts and terms related to these agreements.

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 74, 82, 84, 86 and 90 in response to the Staff’s comment.

Combined Financial Statements, page F-1

12.    Please update the financial statements in accordance with Rule 3-12 of Regulation S-X in your next amendment to Form 10.

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages F-1 through F-48 in response to the Staff’s comment.

Notes to Combined Financial Statements

Note 18. Commitments and Contingencies

Asbestos Matters, page F-26

13.    We note your disclosure that the liability for future claims represents the estimated value of future asbestos-related bodily injury claims expected to be asserted against you over the next five years. You say that in light of the uncertainties inherent in making long-term projections, as well as certain factors unique to friction product asbestos claims, you do not believe that you have a reasonable basis for estimating asbestos claims beyond the next five years.

ASC 450 does not provide bright lines with regard to time horizons in which ASC 450 judgments should be considered and applied. Therefore, we do not believe there is a conceptual basis for limiting an ASC 450 assessment to a certain time horizon. We believe your ASC 450 assessment should consider all claims without limitation to a specific time period. It is unclear how the ASC 450 assessment was considered for periods outside of the five year time horizons.

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Based on your history with asbestos claims, it seems unlikely to us that the low end of your range of probable losses for time periods beyond five years is zero. Therefore, please explain in greater detail how you determined that it was not possible to make any estimate for probable losses (including any legal costs for claims where an accrual has already been provided) for periods beyond five years from the date of the financial statements.

Overview

Honeywell is a defendant in asbestos-related personal injury actions related to its former Bendix Friction Materials (Bendix) business which was sold in 2014. For a period of time in the past, Bendix manufactured automotive brake linings that contained chrysotile asbestos in an encapsulated form. Claimants consist largely of individuals who allege exposure to asbestos in the brake linings from either having performed, or having been in the vicinity of individuals who were performing, brake replacements.

The Company’s combined financial statements reflect an estimated liability for resolution of pending claims (claims actually filed against Bendix as of the financial statement date) and future Bendix-related asbestos claims that are deemed to be probable and reasonably estimable. Consistent with ASC 450-20-S99-2, Honeywell’s accounting policy is to recognize legal costs related to the Company’s defense against Bendix-related asbestos claims on an incurred basis. Honeywell values both Bendix pending and future claims using average resolution values (the values of claims both settled and dismissed) for the previous five-year period. The liability for future claims represents the estimated value of asbestos-related bodily injury claims expected to be asserted against Bendix over the next five years. A third-party asbestos expert actuarial firm and outside legal counsel assist Honeywell in the development of the liability estimate for future claims. Such estimated cost of future Bendix-related asbestos claims is based on an epidemiological projection of the incidence of disease, Bendix historic claims filing experience and dismissal rates, disease classifications, and resolutions in the tort system for the previous five-year period.

Honeywell acknowledges that ASC 450 does not provide bright lines with regard to time horizons in which ASC 450 judgments should be considered and applied. We also acknowledge that epidemiological projections of the incidence of disease extend well beyond a five-year time horizon. However, the incidence

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of disease does not capture the likelihood either of claims being asserted against Honeywell or of Honeywell incurring a liability. In fact, we believe both are subject to substantial uncertainty due to the nature of Bendix automotive brake linings, emerging scientific research and Honeywell’s aggressive litigation strategy. As a result, and based on liability estimates for future claims developed with the assistance of a third party asbestos expert actuarial firm and outside legal counsel, Honeywell selected a five-year future time horizon as the reasonable basis for valuing possible future claims as we believe that any loss or range of loss for probable asbestos claims beyond the five-year period is not reasonably estimable. In particular:

•	Scientific research is demonstrating that brake dust from automotive brakes does not cause disease and that mesothelioma is caused by other factors. Honeywell expects that emerging scientific research with respect to brake linings manufactured with chrysotile asbestos is likely to provide additional evidence that brake dust does not cause mesothelioma.

•	Honeywell, along with other defendant companies, continues to pursue aggressive legal strategies to change substantive and procedural standards governing claims related to friction products like brake linings. This effort is primarily focused on strengthening product causation standards applied by the courts in asbestos personal injury cases as causation is a critical element of every asbestos claim. These litigation strategies have resulted in some recent successes as we have seen tort causation requirements changed in several states in recent years (e.g., Pennsylvania, Virginia and Ohio).

A more detailed discussion of both scientific research and litigation strategies can be found below.

While Honeywell recognizes that it is probable that there will be asbestos claims filed against Honeywell and that Honeywell will experience losses beyond the five-year period (i.e., in year six), the inherent uncertainty that has resulted from emerging scientific and medical research and from volatility of legal standards in asbestos cases and rulings that we expect to continue have made it difficult to predict asbestos claim rates, settlement values and dismissal rates or to reasonably estimate any loss amount, or range of loss, for such claims beyond a five-year period.

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Scientific Research

Brakes have a different chemical composition than chrysotile asbestos alone. Scientific research is showing that chrysotile asbestos in automotive brake linings is changed during the manufacturing process and that brake dust is not respirable to a large extent due to the presence of resins from the brake lining. Furthermore, toxicological research is showing that inhaled chrysotile asbestos from friction product exposures does not persist in the body to cause the inflammation that leads to disease, or cause cellular reactions associated with disease formation. Recent research on brake characterization, biological impact and toxicology all are beginning to demonstrate that brake dust does not cause disease and that mesothelioma is caused by other factors (i.e., radiation, erionite, non-commercial asbestos, other environmental fiber exposures, genetic conditions, etc.).

General literature on dangers of asbestos, without regard for asbestos type, product characteristics and toxicology, is inadequate to evaluate whether a specific product poses a health risk. Honeywell’s belief is that brakes do not cause disease and that it is necessary to evaluate the toxicological potential of the specific product to understand this issue. In fact, several years ago, Honeywell funded a short-term animal inhalation study (a “biopersistence study”) evaluating the potential biological impacts of brake dust from Bendix brakes manufactured with chrysotile asbestos as a component. This study concluded that short term exposure to asbestos-containing brake dust does not result in any pathological impact that might lead to disease. “Evaluation of the deposition, translocation and pathological response of brake dust with and without added chrysotile in comparison to crocidolite asbestos following short term inhalation: Interim results,” J. Tox. and App. Pharm., Vol. 276, Issue 1, 1 Apr. 2014, pp. 28-46; “Evaluation of the fate and pathological response in the lung and pleura of brake dust along and in combination with added chrysotile compared to crocidolite asbestos following short term inhalation exposure,” J. Tox. and App. Pharm., Vol. 283, Issue 1, 15 Feb. 2015, pp 20-34.

Following up on this short-term inhalation study, Honeywell is currently funding a 90 day subchronic inhalation study to evaluate the longer-term potential biological impacts of dust from brakes manufactured with chrysotile asbestos. The observation period for this study is the life-time of the involved animals, which is still ongoing. A recently published article on a significant preliminary study for the 90-day subchronic study concluded that a 28-day exposure to asbestos-containing brake dust showed “no significant pathological response . . . at any time at exposure concentrations well above those at which humans have been exposed. “Evaluation of the dose-response and fate in the lung and pleura of chrysotile-containing brake dust compared to chrysotile or crocidolite asbestos in a 28-day quantitative inhalation toxicological study”, J. Tox. and App. Pharm., Vol. 351, 27 Apr 2018, pp. 74-92.

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This toxicological research provides support and medical evidence for the results of epidemiological research on risks of disease from asbestos for automotive mechanics. A group of prominent epidemiologists published a meta-analysis in September 2015 which continues to show that there is no increased risk of mesothelioma from brake work. Mesothelioma among Motor Vehicle Mechanics: An Updated Review and Meta-analysis, Ann. Occup. Hyg., 2015, 1-19, doi:10.1092/annhyg/mev060. The study concludes:

Therefore, based on this comprehensive quantitative assessment of the totality of epidemiologic literature, neither work as a motor vehicle mechanic nor work in brake repair is associated with an increased risk of mesothelioma. This conclusion is clearly supported by the data reported in a large group of studies spanning decades of research across multiple study populations using a variety of study design and exposure assessment methods.

This science pertains only to brakes, distinguishing the causation analysis for Bendix friction products. We continue to monitor emerging developments in scientific and causation research relevant to brake dust. This cutting-edge science – and the new understandings pertinent to brake dust manufactured with chrysotile asbestos – create substantial uncertainty about what the landscape of asbestos brake product litigation will look like in three to five years.

Honeywell Litigation Strategy

Honeywell also believes the amount of loss for asbestos claims cannot be reasonably estimated beyond five years because of aggressive efforts by Honeywell and other defendant companies to continue to change substantive and procedural standards governing asbestos claims, especially with respect to friction product related claims. Central to this effort is Honeywell and other defendants’ focus on (a) the standard of proof required to demonstrate causation in asbestos personal injury cases, and (b) the standard for admissibility of plaintiffs’ expert witness opinions on causation.

Causation is an essential element of every tort claim. Almost every jurisdiction’s rules require plaintiff to prove, through expert testimony, that exposure to the product at issue can cause (“general causation”) and did substantially contribute to the injury at issue (“specific causation”). There is no published peer-reviewed scientific or medical literature demonstrating that dust

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from brakes manufactured using asbestos can or does contribute to any disease, including mesothelioma. To overcome the complete absence of product specific evidence, plaintiffs have relied upon studies and testimony concerning “asbestos” generally and proffered expert opinion evidence to the effect that “every exposure” to any asbestos or asbestos containing product “contributes” to the onset of disease. Numerous courts relaxed both the burden of production and the standards for admissibility in asbestos cases long ago and continue to apply very relaxed standards. Nevertheless, Honeywell’s position has consistently been that this “every” or “cumulative” exposure causation theory is fundamentally incompatible with traditional tort law requirements. Moreover, given that there is no scientific support for this theory (and given that it is contrary to the scientific findings published to date (see above)), Honeywell has consistently argued that expert testimony to this effect cannot satisfy most jurisdiction’s expert opinion admissibility standards (e.g., Daubert standard). In short, Honeywell has been aggressively arguing and litigating to re-establish traditional tort elements and evidentiary requirements in its brake dust cases.

Defendants’ efforts – including Honeywell’s aggressive appellate strategy – have had success. For instance, Honeywell, itself, has successfully regained traditional tort causation requirements in three key states, in decisions by each state’s highest court. In Virginia, Pennsylvania, and, most recently, Ohio (Schwartz v. Honeywell, 2018), the highest state courts have held that the “every exposure” or “cumulative exposure” theory is either not adequate to satisfy or is incompatible with that state’s causation requirement in tort cases. Courts in other jurisdictions – both state supreme courts (e.g., Texas) and federal courts – have reached similar conclusions, in cases involving Honeywell or others. We have seen, and reasonably anticipate, changes in claim filing patterns because of decisions such as Schwartz.

Whether the “cumulative” exposure theory or generic causation testimony concerning asbestos (but not brake dust), in an asbestos friction products case is sufficient to satisfy New York’s law is presently before the New York Court of Appeals, in In re NYC Asbestos Litig. (Juni v. A.O. Smith). Juni has been fully briefed, but not yet set for argument. Honeywell is in the process of petitioning the Minnesota Supreme Court to take up this issue in a case it recently lost in the Minnesota intermediate appellate court, Conda v. Honeywell. Like the decisions in Virginia, Pennsylvania, and Ohio, state high court resolution of this central issue is expected to have a material impact on asbestos litigation in those jurisdictions. As a result, we expect continued volatility and uncertainty in predicting claims filings and outcomes in the short term.

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June 8, 2018

Revised Disclosure

The Company acknowledges the Staff’s comment and has included enhanced disclosure in the following sections of the Information Statement to indicate that (a) Honeywell recognizes it is probable that there will be asbestos claims filed against the Company beyond the five-year period, but (b) due to the reasons outlined above, the Company is not able to reasonably estimate any loss amount or range of loss beyond the five-year period.

Note 18 for December 31, 2017 Financial Statements, pages F-28 and F-29; Note 10 for March 31, 2018 Financial Statements, page F-47

Honeywell selected a five-year future time horizon as the basis for valuing probable future claims as we believe that the recognition of any loss for probable asbestos claims beyond the five-year period is not reasonably estimable due to the nature of Bendix automotive brake linings and Honeywell’s aggressive litigation strategy. Specifically, scientific research is demonstrating that brake dust from Bendix automotive brake linings does not cause disease and that mesothelioma is caused by other factors. Also, Honeywell, along with other defendant companies, continues to pursue aggressive legal strategies to change substantive and procedural standards governing claims relating to friction products like brake linings with a focus on strengthening product causation standards applied by the courts in asbestos personal injury cases. The inherent uncertainty that has resulted from emerging scientific and medical research and from the volatility of legal standards in asbestos cases and rulings that we expect to continue have made it difficult to predict asbestos claim rates, settlement values and dismissal rates in order to reasonably estimate any loss amount or range of loss for such claims beyond a five-year period.

Risk Factors, page 22

As of December 31, 2017, we have accrued $616 million of liability in connection with Bendix related asbestos representing the estimated liability for pending claims as well as future claims expected to be asserted over the next five years. While we believe that the amount of any loss, or range of loss, for future Bendix asbestos claims beyond the five-year period is not reasonably estimable due to ongoing scientific research and Honeywell’s aggressive litigation strategy, we acknowledge that it is probable that there will be losses associated with Bendix claims beyond the five-year horizon.

* * *

Confidential Treatment Requested by Garrett Transportation Systems Inc.

Securities and Exchange Commission

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June 8, 2018

If you have any questions regarding Amendment No. 1 and the Information Statement, please do not hesitate to contact the undersigned at (973) 455-2312.

Sincerely,

/s/ Su Ping Lu

Su Ping Lu
Sole Director

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
(212) 373-3025

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
(212) 373-3257

Evan J. Cappelli, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
(212) 373-3375